SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]           Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

[   ]           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PS BUSINESS PARKS, INC.
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule I – Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PS 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 23, 2010

PS 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS

	December 31,
	2009	2008

Assets
Investments at fair value	$85,674,967	$73,385,538

Receivables:
Participant contributions	131,598	128,969
Employer contributions	214,536	269,153
Due from broker	74,203	815,998
Total receivables	420,337	1,214,120

Total assets	86,095,304	74,599,658

Liabilities
Due to broker	183,745	886,807
Total liabilities	183,745	886,807

Net assets reflecting investments at fair value	85,911,559	73,712,851

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(19,818)	529,102

Net assets available for benefits	$85,891,741	$74,241,953

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009

Additions to (Deductions from) Net Assets Attributed to:

Investment income:
Net appreciation in fair value of investments	$10,468,853
Interest income	375,189
Dividend income	1,454,309
12,298,351

Contributions:
Participant	4,466,049
Participant rollovers	225,247
Employer	2,493,160
7,184,456

Benefits paid to participants	(7,788,686)
Administrative expenses	(44,333)

Increase in net assets available for benefits	11,649,788
Net assets available for benefits - beginning of year	74,241,953

Net assets available for benefits - end of year	$85,891,741

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

1.	Description of the Plan

General

The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”).  The following description of the Plan provides only general information.  Participants should refer to the Plan documentation for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions.  The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

The Company appoints a committee to administer the Plan.  At December 31, 2009, the Plan Administrative Committee is comprised of six officers of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”).

Other significant provisions of the Plan are as follows:

Contributions

Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  During 2009, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document.  The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation.  The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document.  Additional amounts may be contributed at the discretion of the Company.  No such additional contributions were made in 2009.

Vesting

Since January 1, 2005, employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.  With respect to Company contributions before January 1, 2005, each participant's account became 10% vested (non-forfeitable) after two years of service (as defined), 20% after three years of service and an additional 20% for each additional year of service thereafter.

Investment Options

Since January 1, 2008, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

1.	Dodge & Cox International Stock Fund
2.	American Funds EuroPacific Growth Fund/R5
3.	American Funds Growth Fund of America/R5
4.	Oakmark Equity & Income I Fund
5.	PIMCO Total Return Institutional Fund
6.	Selected American Shares D
7.	T. Rowe Price Equity Income Fund
8.	T. Rowe Price Real Estate Fund
9.	Vanguard Explorer Admiral Fund
10.	Vanguard Extended Market Index Admiral Fund
11.	Vanguard Short Term Federal Admiral Fund
12.	Vanguard Windsor II Admiral Fund
13.	Fidelity Contrafund
14.	Fidelity Diversified International Fund
15.	Fidelity Low Priced Stock Fund
16.	Fidelity Mid-Cap Stock Fund
17.	Wells Fargo Stable Return Fund N6 (formerly Fund S) (until June 23, 2008)
18.	Wells Fargo Stable Return Fund N4 (since June 23, 2008)
19.	Wells Fargo S&P 500 Index Fund HBP
20.	Individually Directed Account

Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities.  Effective December 19, 2005, participants no longer had that option.  Existing holdings of the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 6 for disclosure of the remaining holdings in the Company’s securities).

The Wells Fargo Stable Return Fund N4 and the Wells Fargo S&P 500 Index Fund are common/collective trust funds.  The Wells Fargo Stable Return Fund N4 seeks to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter maturity investments.  The Wells Fargo Stable Return Fund N4 invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.  The Wells Fargo S&P 500 Index Fund is an index fund that invests in the equity securities of companies that comprise the index.  The Wells Fargo S&P 500 Index Fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Standard & Poor’s 500 Index.  See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.

Distributions from the Trust Fund

Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.

Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Plan Administrative Committee.

Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions.  Under certain circumstances, participants enrolled in the Plan on or before December 31, 1983 may elect alternative distribution methods.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Forfeited Accounts

Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company’s safe harbor matching contribution or (iii) reduce Plan expenses.  During 2009, a total of $85,000 in non-vested amounts was forfeited and is expected to be used to reduce Plan administrative expenses for eligible Plan participants in future years.

During 2009, forfeitures of profit sharing contributions totaling $8,000 were used to restore amounts previously forfeited by former Company employees.  Also during 2009, forfeitures of profit sharing contributions totaling $37,000 were used to reduce Plan administrative expenses for eligible Plan participants.  These amounts represent forfeitures during Plan years 2008 and prior.

2.	Summary of Significant Accounting Principles

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt.  The Company has indicated it will take the necessary steps, if any, to maintain the Plan’s qualified status.  The Plan was restated during 2009.  In April 2010, the Company requested an updated determination letter from the Internal Revenue Service.

Recently Issued Accounting Standards

In 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  The standard expands required disclosures about the extent to which the Plan measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings.  SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value.  SFAS No. 157 does not expand the use of fair value in any new circumstances.  The Company adopted SFAS No. 157 on January 1, 2008 (see Note 4).

In April 2009, the FASB issued Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).  FSP 157-4 amended SFAS No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity.  FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820.  The Company adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009.  Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010.  The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06).  ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.  The Company is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments in Company equity securities and mutual funds are recorded at fair value as determined by the quoted market price on the last business day of the plan year.  Common collective trusts are recorded at fair value based on the net asset value of the investment.  Participant loans are recorded at their outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.

The common collective trusts that invest in fully benefit-responsive investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

3.	Investments

Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.

The following presents the fair value of investments at December 31, 2009 and 2008 that represent five percent (5%) or more of the Plan’s net assets available for benefits:

	2009	2008

Wells Fargo Stable Return Fund	$9,928,848	$9,453,961
Mutual Funds:
Oakmark Equity & Income I	10,866,595	9,818,966
Wells Fargo S&P 500 Index	6,455,919	5,314,154
The Growth Fund of America	6,776,850	4,812,628
PIMCO Total Return Institutional	4,582,456	**
Vanguard Short Term Federal Admiral	*	4,024,295
Public Storage Common Shares	19,449,201	19,950,366
Public Storage Equity Shares, Series A	4,608,977	4,067,136

* Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2009.

** Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2008.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Mutual funds	$9,585,463
Common and equity securities	883,390

Total	$10,468,853

4.	Fair Value Measurements

The Plan adopted the FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157), effective January 1, 2008.  In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Valuation is based on quoted prices in active markets for identical securities.

Level 2 – Valuation is based upon other significant observable inputs.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).  Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company common, equity and preferred stock	$24,983,966	$-	$-	$24,983,966
Common/collective trust funds:			-
Stable value fund	-	9,928,848	-	9,928,848
S&P 500 index fund	-	6,455,919	-	6,455,919
Mutual funds:
Domestic bond funds	8,085,128	-	-	8,085,128
Domestic equity funds	17,289,440	-	-	17,289,440
International equity funds	5,196,264	-	-	5,196,264
Real estate equity funds	1,277,948	-	-	1,277,948
Blended equity and debt funds	10,866,595	-	-	10,866,595
Money market funds	716,641	-	-	716,641
Self-directed brokerage accounts	858,520	-	-	858,520
Participant loans (a)	-	-	15,698	15,698
Total assets at fair value	$69,274,502	$16,384,767	$15,698	$85,674,967

(a)	The change in participant loans from $26,937 at December 31, 2008 to $15,698 at December 31, 2009 is due entirely to participant loan repayments and defaults.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company common, equity and preferred stock	$24,752,689	$-	$-	$24,752,689
Common/collective trust funds:
Stable Value	-	9,453,961	-	9,453,961
S&P 500 Index	-	5,314,154	-	5,314,154
Mutual funds:
Domestic bond funds	7,215,392	-	-	7,215,392
Domestic equity funds	11,828,283	-	-	11,828,283
International equity funds	2,856,740	-	-	2,856,740
Real estate equity funds	727,184	-	-	727,184
Blended equity and debt funds	9,818,966	-	-	9,818,966
Money market funds	786,883	-	-	786,883
Self-directed brokerage accounts	604,349	-	-	604,349
Participant loans (a)	-	-	26,937	26,937
Total assets at fair value	$58,590,486	$14,768,115	$26,937	$73,385,538

(a)	The change in participant loans from $49,890 at December 31, 2007 to $26,937 at December 31, 2008 is due entirely to participant loan repayments and defaults.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

5.           Administration Fees

For the Plan year ended December 31, 2009, the Plan paid to the Trustee a quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $44,333.  The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

6.           Related Party Transactions

Prior to December 19, 2005, participants had the option of directing contributions to the Company’s securities.  The Company is the Plan sponsor as defined by the Plan document.  While participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and the Plan held the following shares in the Company’s securities from contributions prior to December 19, 2005:

	At December 31, 2009		At December 31, 2008
	Shares	Fair Value	Shares	Fair Value
Public Storage Common Shares	238,787	$19,449,201	250,948	$19,950,366
Public Storage Equity Shares, Series A	181,742	4,608,977	169,464	4,067,136
Public Storage Preferred Shares	14,306	332,514	12,234	239,187
PS Business Parks Common Stock	8,728	436,837	8,653	386,443
PS Business Parks Preferred Stock	7,445	156,437	6,645	109,557

Totals	451,008	$24,983,966	447,944	$24,752,689

Wells Fargo Stable Return Fund N4 and Wells Fargo Short Term Investment Fund G are money market funds offered by the Plan’s Trustee.  At December 31, 2009 and 2008, Plan participants held $9,928,848 and $9,453,960, respectively, in the Wells Fargo Stable Return Fund N4.  At December 31, 2009 and 2008, Plan participants held $716,641 and $786,882, respectively, in the Wells Fargo Short Term Investment Fund G.  Wells Fargo S&P 500 Index Fund N is an index fund offered by the Plan’s Trustee that invests in equity securities of companies that comprise the S&P 500 Index.  At December 31, 2009 and 2008, Plan participants held $6,455,919 and $5,314,154, respectively, in this investment selection.

7.           Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near or long-term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

8.           Concentrations

Investments in the Company’s securities comprised approximately of 29% and 34% of the Plan’s total investments as of December 31, 2009 and 2008, respectively.

9.           Plan Amendments

Effective January 1, 2009, the Plan was amended to reflect recent law changes:

•
Compensation for purposes of allocations shall be adjusted in the same manner as Internal Revenue Code of 1986 (the “Code”) Section 415 compensation to comply with the final Code Section 415 regulations, if those amounts would have been included in compensation if they were paid prior to the participant’s severance from employment.

PS 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

•
Participants may not make elective deferrals with respect to amounts that are not Code Section 415 compensation.  However, for this purpose, Code Section 415 compensation is not limited to the annual limit of the Code Section 401(a)(17).

10.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008
Net assets available for benefits per the financial statements	$85,891,741	$74,241,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,818	(529,102)

Net assets available for benefits per the Form 5500	$85,911,559	$73,712,851

11.           Subsequent Events

On March 12, 2010, Public Storage called for redemption all of its outstanding shares of Equity Shares, Series A.  The redemption occurred on April 15, 2010 and the Plan received $4,252,931, representing the redemption price of $24.50 per share for the Public Storage Equity Shares, Series A held by the Plan on the redemption date.

SUPPLEMENTAL INFORMATION

SCHEDULE I

PS 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Employer Identification Number: 95-3551121
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current Value

*	Wells Fargo	Wells Fargo Stable Return Fund N4	$9,928,848
*	Wells Fargo	Wells Fargo Short Term Investment Fund G	716,641
*	Wells Fargo	Wells Fargo S&P 500 Index Fund N	6,455,919
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	2,875,913
	American Funds	EuroPacific Growth Fund	1,328,788
	American Funds	The Growth Fund of America	6,776,850
	Fidelity Investments	Fidelity Contra Fund	861,555
	Fidelity Investments	Fidelity Diversified International Fund	991,563
	Fidelity Investments	Fidelity Low Price Stock Fund	668,107
	Fidelity Investments	Fidelity Mid-Cap Stock Fund Spartan	1,004,676
	The Oakmark Funds	Equity & Income I Fund	10,866,595
	PIMCO Funds	PIMCO Total Return Institutional Fund	4,582,456
	Selected American Funds	Selected American D Fund	2,275,043
	T. Rowe Price	T. Rowe Price Equity Income Fund	945,223
	T. Rowe Price	T. Rowe Price Real Estate Fund	1,277,948
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	2,288,445
	The Vanguard Group Mutual Funds	Extended Market Index Admiral Fund	493,554
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	3,502,672
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	1,975,987
*	Public Storage	Company common shares	19,449,201
*	Public Storage	Company equity shares	4,608,977
*	Public Storage	Company preferred shares	332,514
*	PS Business Parks, Inc.	Company common stock	436,837
*	PS Business Parks, Inc.	Company preferred stock	156,437
	Individually directed accounts	Various investment securities	858,520
*	Participant loans	Interest rates from 5.0% to 8.75%, due through October 2015	15,698
	Total Investments		$85,674,967

*	Indicates a party-in-interest of the Plan.
Note: As all Plan investments are participant directed, column (d) providing certain participant directed transaction cost information is not applicable and has been omitted.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS Business Parks, Inc. of our report dated June 23, 2010, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Los Angeles, California
June 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN

Date: June 23, 2010

By:           /s/ Candace Krol
Candace Krol
Chairman, Administrative Committee